

May 20, 2014

Via E-mail
Mr. Lawrence B. Alletto, Chief Financial Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

> **Re:** **Revlon, Inc.**
> **Revlon Consumer Products Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 5, 2014**
> **Definitive Proxy Statement**
> **Filed April 24, 2014**
> **File Nos. 1-11178 and 033-59650**

Dear Mr. Alletto:

We have reviewed your filing and your response to our comment letter dated April 1, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

Incentive Compensation; Annual Cash Bonus, page 24

1.   We note disclosure that the Compensation Committee determined to fund the 2013 Annual Bonus Program at 90% of an executive's target, that the Compensation Committee had the discretion to award between 25% and 150% of target bonuses to named executive officers. Please clarify supplementally whether this means that the Committee determined to award the 90% of the target bonuses (of 100% or 75% of base salary) to the named executive officers. Also clarify whether the Committee used its discretion to award some different percentage of target bonus to any named executive officer. For example, the cash bonus paid to Mr. Elshaw for 2013, as reflected in the

notes to the Summary Compensation Table, does not appear to be determinable from the information you have given in CD&A or in the notes to the Annual Bonus Awards table on page 40. With a view toward disclosure in future filings, consider utilizing an illustrative example to help us understand how you derived the actual payout for each of your named executive officers.

2.   Please help us better understand how the level of achievement of each of the performance targets underlying payments made under the 2013 Annual Bonus Program (87.6% of 2013 EBITDA Performance Target and 117.5% of the 2013 Free Cash Flow Performance Target) impacted the amount of bonus that the named executive officers received. With a view toward disclosure in future filings, consider utilizing an illustrative example to show how you calculated the amount of bonuses and annual cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objectives.

3.   We note that the table showing annual bonus awards under the 2013 Annual Bonus Program indicates that target and maximum bonus opportunities exist under this plan. As your CD&A only describes a target bonus opportunity, it is not clear that the Compensation Committee also considered a larger, maximum bonus opportunity in setting 2013 compensation. In future filings, please be sure that CD&A describes the overall structure of bonus opportunities given to named executive officers, including maximum bonus opportunities above target.

Incentive Compensation; Long-Term Compensation, page 25

4.   We note disclosure that the Compensation Committee determined to award the one-third portion of the Transitional LTIP at 75%, but there is no discussion of what this percentage applies to, such as a target award amount. We also note that you have indicated that there are possible target and maximum payouts under the 2013 LTIP and threshold, target and maximum payouts possible under the Transitional LTIP. With a view toward disclosure in future filings, please discuss the overall structure of the LTIP award opportunities given to named executive officers, including threshold, target and maximum bonus opportunities. Also explain how you calculate the amount of long-term cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objective. Consider utilizing an illustrative example to help us understand how you derived the actual payout.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Lucinda Treat, Revlon, Inc.